SUB-ITEM 77I: Terms of New or Amended Securities

          On November 14, 2002, Articles Supplementary of the Registrant were filed with the Secretary of State of the State of Maryland. Pursuant to the Articles Supplementary, the Registrant classified one series of stock comprised of one billion shares of the authorized but unissued shares of the Fund as the "Harbinger Portfolio." The Registrant commenced offering the shares of this portfolio on December 31, 2002. The shares of the Harbinger Portfolio shall have the preferences, conversion and other rights, voting powers, restrictions as to dividends, qualifications, and terms and conditions of redemption as set forth in Article V, Section 4 of the Articles and shall be subject to all provisions of the Articles relating to shares generally. All shareholders of the Harbinger Portfolio, upon liquidation, will participate ratably in the Harbinger Portfolio's net assets. Shares do not have cumulative voting rights, which means that holders of more than 50% of the Fund's shares voting for the election of Directors can elect all Directors. Shares are transferable but have no preemptive, conversion or subscription rights.